UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DRI Corporation
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
23330F109
(CUSIP Number)
John D. Higgins
105 High Farms Road
Glen Head, New York 11545
(214) 378-8992
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	23330F109	13D	Page	2	of	6

1	NAME OF REPORTING PERSON John D. Higgins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		677,842

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		677,842

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	677,842

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON

	IN

CUSIP NO. 23330F109	13D	Page 3 of 6
Schedule 13D
Item 1 Security and Issuer
     This Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of DRI Corporation, a North Carolina corporation (the “Issuer”), and is being filed by John D. Higgins (the “Reporting Person”). The principal executive offices of the Issuer are located at 13760 Noel Road, Suite 830, Dallas, Texas 75240.
Item 2 Identity and Background
     (a) Name. The name of the Reporting Person is John D. Higgins.
     (b) Business Address. The business address of the Reporting Person is 105 High Farms Road, Glen Head, New York 11545.
     (c) Occupation and Employment. The Reporting Person is currently the Lead Independent Director of the Issuer.
     (d) Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Citizenship. The Reporting Person is a citizen of the United States.
Item 3 Source and Amount of Funds or Other Consideration
     The Securities reported herein were acquired by the Reporting Person in business transactions between the Issuer and the Reporting Person, director stock and stock option grants, and personal funds.
Item 4 Purpose of Transaction
     The Reporting Person acquired the Securities for investment purposes and not with a view toward or having the effect of directing control over the Issuer. As a result of the Reporting Person’s position as Independent Lead Director of the Issuer, the Reporting Person may effect a measure of control over the Issuer. The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Securities for investment; (ii) converting Series K or Series H preferred shares into Common Stock, (iii) exercising his option securities or converting the warrants into Common Stock of the Company, (iv) disposing of all or a portion of the Securities in open market sales or in privately negotiated transactions; or (v) acquiring additional shares of the Securities in the open market or in privately negotiated transactions. The Reporting Person

CUSIP NO. 23330F109	13D	Page 4 of 6
has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. The Reporting Person’s future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the Reporting Person’s investment portfolio.
Other than as set forth above, the Reporting Person does not have any plans or proposals that would result in any of the following:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.
Item 5 Interest in Securities of the Issuer
     (a) Aggregate Number and Percentage of Securities. The Reporting Person beneficially owns an aggregate of 677,842 shares of Common Stock (which includes 369,670 shares of Common Stock owned outright, 56,332 shares of Common Stock issuable upon the exercise of options, 70 shares of Series H Convertible Preferred Stock that are presently convertible into 168,269 shares of Common Stock, 10 shares of Series K Convertible Preferred Stock that are presently convertible into 28,571 shares of Common Stock, and 55,000 shares of Common Stock issuable upon the conversion of warrants), collectively representing

CUSIP NO. 23330F109	13D	Page 5 of 6
approximately 5.6% of the Issuer’s outstanding Common Stock based on outstanding shares of 11,761,763, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2010, plus 308,172 shares of Common Stock issuable upon the conversion of convertible securities or the exercise of options or warrants that are currently convertible or exercisable or will become convertible or exercisable within 60 days of March 31, 2010.
     (b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above; provided, however, neither the options nor the warrants have any voting power unless converted into Common Stock.
     (c) Transactions within the Past 60 Days. The Reporting Person has effected transactions in Securities within the 60-day period immediately preceding the date of this Statement, including 1,524 shares of Common Stock and two shares of Series H Convertible Preferred Stock that are convertible into 4,807 shares of Common Stock.
     (d) Certain Rights of Other Persons. Not applicable.
     (e) Date Ceased to be a 5% Owner. Not applicable.
Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
     Not applicable.
Item 7 Material to be filed as Exhibits
     None.

CUSIP NO. 23330F109	13D	Page 6 of 6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2010	/s/ John D. Higgins
John D. Higgins